SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. __)*

WUHAN GENERAL GROUP (CHINA), INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

982569105
(CUSIP Number)

Xu Jie
Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone
Wuhan, Hubei 430200
People’s Republic of China
(86) 27-5970-0069
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 13, 2010
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.
___________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 982569105	Page 2 of 7

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

Fame Good International Limited

2.	Check the Appropriate Box if Member of a Group
		(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		British Virgin Islands

Number of Shares	7. Sole Voting Power		0
Beneficially Owned	8. Shared Voting Power		21,801,351(1)
By Each Reporting	9. Sole Dispositive Power		0
Person With	10. Shared Dispositive Power		21,801,351(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		21,801,351(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		67.6% (2)

14.	Type of Reporting Person (See Instructions)		CO

(1) All of the shares reported on this Schedule 13D are held by Fame Good International Limited, whose power is exercised through its director and controlling stockholder, Xu Jie. These shares include (i) 17,887,446 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer, and (ii) 3,913,905 shares of Common Stock issuable upon the exercise of Series A and B warrants that are currently exercisable.

(2) Calculation of percentage ownership is based on 28,327,607 shares of Common Stock outstanding based on information disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 17, 2010, as well as the 3,913,905 shares of Common Stock subject to the Series A and B warrants held by Fame Good International Limited.

CUSIP No. 982569105	Page 3 of 7

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

Xu Jie

2.	Check the Appropriate Box if Member of a Group
		(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		People's Republic of China

Number of Shares	7. Sole Voting Power		0
Beneficially Owned	8. Shared Voting Power		21,801,351
By Each Reporting	9. Sole Dispositive Power		0
Person With	10. Shared Dispositive Power		21,801,351

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		21,801,351(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		67.6%

14.	Type of Reporting Person (see instructions)		IN

 (3)  These shares may be deemed to be beneficially owned by Mr. Xu in his capacity as the director and controlling stockholder of Fame Good International Limited.

CUSIP No. 982569105	Page 4 of 7

Explanatory Note

The Reporting Persons (as defined below) previously filed a Schedule 13G pursuant to Rule 13d-1(d).  Because the Reporting Persons have acquired beneficial ownership of more than two percent of the securities of the Issuer within the past 12 months, the Reporting Persons are filing this Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d−1(a) promulgated thereunder.

Item 1.            Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of Wuhan General Group (China), Inc. (the “Issuer”).  Fame Good International Limited (“Fame Good”) has acquired Series A and B warrants representing the right to purchase 3,913,905 shares of Common Stock of the Issuer.  The principal executive office of the Issuer is located at Canglongdao Science Park of Wuhan, East Lake Hi-Tech Development Zone, Wuhan, Hubei, People’s Republic of China, 430200.

Item 2.            Identity and Background.

This Schedule 13D is being filed jointly on behalf of Fame Good and Mr. Xu Jie (collectively, the “Reporting Persons”).

The principal office and business address of Fame Good is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.  Fame Good is organized under the laws of the British Virgin Islands.  Fame Good is principally engaged in the investment business.  The business address of Mr. Xu is Canglongdao Science Park of Wuhan, East Lake Hi-Tech Development Zone, Wuhan, Hubei, People’s Republic of China, 430200.  The present principal occupation of Mr. Xu is serving as the Chairman of the Board of the Issuer, which is in the business of manufacturing industrial blowers and steam and water turbines.  Mr. Xu also is the director and controlling stockholder of Fame Good.  Mr. Xu is a citizen of the People’s Republic of China.

During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors, executive officers or control persons of Fame Good, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of the securities that are the subject of this filing with the available working capital of Fame Good.  The Series A and B warrants reported herein were acquired at an aggregate purchase price of approximately $1.96 million.

Item 4.            Purpose of Transaction.

The Reporting Persons acquired the Series A and B warrants in the ordinary course of business for investment purposes.

On December 13, 2010, the Issuer entered into a series of agreements designed to reduce the overhang of the Issuer’s Series A, B, C, AA, BB and JJ warrants and to simplify the Issuer’s capital structure.  Pursuant to the terms of this warrant recapitalization, Fame Good agreed to (i) purchase Series A and B warrants that are exercisable for an aggregate of 3,913,905 shares of Common Stock and (ii) exchange its Series A and B warrants for 1,956,952 shares of Common Stock. The issuance of these shares of Common Stock to Fame Good, which has not yet occurred, is subject to the approval of the stockholders of the Issuer. The specific terms and conditions of the warrant recapitalization, including copies of the agreements, were filed as exhibits to a Current Report on Form 8-K filed by the Issuer with Securities and Exchange Commission on December 17, 2010.

CUSIP No. 982569105	Page 5 of 7

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plan or proposal that relates to or would result in any of the matters set forth in subparagraphs (a) through (j) of this Item 4 on Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of December 13, 2010, each Reporting Person is deemed to be the beneficial owner of 21,801,351 shares of the Issuer’s Common Stock, which includes Series A and B warrants representing the right to purchase 3,913,905 shares of Common Stock.  This constitutes approximately 67.6% of the outstanding shares of the Issuer’s Common Stock.  The percentage of shares reported herein is based on 28,327,607 shares of Common Stock outstanding as of December 13, 2010, as well as the 3,913,905 shares of Common Stock subject to the Series A and B warrants held by the Reporting Persons.

(b)           The table below sets forth for each of the Reporting Persons the number of Issuer’s Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

Reporting Person	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
Fame Good International Limited	0	21,801,351	0	21,801,351
Xu Jie	0	21,801,351	0	21,801,351

(c)           The Reporting Persons have not effected any transactions with respect to the Issuer’s Common Stock in the past 60 days, other than the transactions reported herein.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the warrant recapitalization, the Issuer, Fame Good, Mr. Xu and certain holders of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock Holders”) entered into (i) a Waiver (the “Waiver Agreement”) to that certain Lock-Up Agreement, dated February 7, 2007, between the Company and Fame Good (the “Lock-Up Agreement”) and that certain Series A Convertible Preferred Stock Purchase Agreement, dated February 7, 2007, among the Company and the purchasers listed thereunder (the “Stock Purchase Agreement”) and (ii) a Stockholders Agreement with the Company, Fame Good and Mr. Xu (the “Stockholders Agreement”). Under the Waiver Agreement, the parties agreed to waive those rights under the Stock Purchase Agreement and the Lock-Up Agreement that prevent the disposition of shares of the Company’s Common Stock by Fame Good, subject to the satisfaction of certain conditions, including the condition that the bid price of the Company’s Common Stock must equal or exceed $4.00 per share. Under the Stockholders Agreement, Fame Good agreed (i) to grant to the stockholders party thereto tag-along rights if Fame Good transfers an aggregate of 10% or more of its shares of the Company’s common stock, based on the number of shares held by Fame Good as of February 1, 2010, to a purchaser or affiliated group of purchasers and (ii) to not transfer or otherwise dispose of 50% or more of its shares to a proposed purchaser. The Waiver Agreement and Stockholders Agreement were entered into on December 13, 2010, and the Lock-Up Agreement and the Stockholders Agreement terminate on February 5, 2011.

CUSIP No. 982569105	Page 6 of 7

Other than the relationships described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13G filed on February 17, 2009).

Exhibit B	Warrant Purchase Agreement, dated December 13, 2010, by and among Wuhan General Group (China), Inc., Fame Good International Limited and certain Series A and B warrant holders.*

Exhibit C	Series A and B Warrant Exchange Agreement, dated December 13, 2010, by and among Wuhan General Group (China), Inc. and certain Series A and B warrant holders.*

Exhibit D	Waiver Agreement, dated December 13, 2010, by and among certain holders of the Company’s Series A Convertible Preferred Stock.*

Exhibit E
Stockholders Agreement, dated December 13, 2010, by and among Wuhan General Group (China), Inc., Fame Good International Limited, Mr. Xu Jie and certain holders of the Company’s Series A Convertible Preferred Stock.*

* Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 17, 2010.

CUSIP No. 982569105	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2010

FAME GOOD INTERNATIONAL LIMITED

By:	/s/ Xu Jie
Name: Xu Jie**
Title: Director

XU JIE

/s/ Xu Jie

** The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.